As filed with the Securities and Exchange Commission on September 5, 2002

Registration No. 333-84428

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
ON FORM S-3* TO FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

IDENTIX INCORPORATED
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	94-2842496 (I.R.S. Employer Identification No.)

5600 Rowland Road, Minnetonka, MN 55343 (952) 932-0888
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

MARK S. MOLINA
General Counsel and Secretary
Identix Incorporated
5600 Rowland Road
Minnetonka, MN 55343 (952) 932-0888
(Name, address, including zip code, and telephone number, including area code, of agent for service)

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [   ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [x]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [   ] __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [   ] __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [   ]

     This post-effective amendment to the registration statement shall become effective upon order of the Commission pursuant to Section 8(c) of the Securities Act of 1933.

     * Filed as a Post-Effective Amendment on Form S-3 to such Form S-4 Registration Statement pursuant to the provisions of Rule 401(e) and the procedure described therein. See “Introductory Statement Not Forming Part of the Prospectus.”

INTRODUCTORY STATEMENT NOT FORMING PART OF THE PROSPECTUS

     Identix Incorporated, a Delaware corporation (“Identix” or the “Company”), filed a Registration Statement on Form S-4 (No. 333-84428) (the “Registration Statement”) on March 18, 2002 relating to common stock to be issued in connection with the merger (the “Merger”) of Viper Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Identix (“Sub”), with and into Visionics corporation, a Delaware corporation (“Visionics”), which was consummated on June 25, 2002, including shares of common stock to be issued on exercise of warrants to be assumed in the Merger.

     Pursuant to the merger agreement by and among Identix, Sub and Visionics (the “Merger Agreement”), former holders of common stock of Visionics (the “Visionics Common Stock”) received, in exchange for each issued and outstanding share of Visionics Common Stock 1.3436 shares of common stock of Identix (“Identix Common Stock”). Under the terms of the Merger Agreement, each outstanding and unexercised warrant of Visionics will automatically become exercisable to purchase Identix Common Stock at a ratio of 1.3436 per share.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SUBJECT TO COMPLETION, DATED SEPTEMBER 5, 2002

PROSPECTUS

IDENTIX INCORPORATED

433,671 Shares of Common Stock

     This prospectus relates to up to 433,671 shares of Identix Common Stock, par value $0.01 per share, issuable upon exercise of currently outstanding warrants of Visionics assumed by Identix in the merger with Visionics (the “Warrants”).

     The selling stockholders identified on page 15 may offer and sell the shares covered by this prospectus from time to time. The selling stockholders will receive all of the proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. Identix will pay the expenses of registration of the sale of the shares.

     Our common stock trades on the Nasdaq National Market under the symbol “IDNX”. On September 4, 2002, the last reported sale price of our common stock on Nasdaq was $6.75 per share.

     Beginning on page 3, we have listed several “RISK FACTORS” which you should consider. You should read the entire prospectus carefully before you make your investment decision.

     For a description of the method of distribution of the resale shares, see page 17 of this prospectus.

     The Securities and Exchange Commission and state regulatory authorities have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Date of this Prospectus is ________________, 2002

RISK FACTORS
FORWARD-LOOKING INFORMATION
SUPPLEMENTAL INFORMATION ON THE COMPANY’S ADOPTION OF SFAS NO. 142, “GOODWILL AND OTHER INTANGIBLE ASSETS”
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
DESCRIPTION OF WARRANTS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF CAPITAL STOCK
USE OF PROCEEDS
LEGAL MATTERS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
Item 15. Indemnification of Directors and Officers
Item 16. Exhibits
Item 17. Undertakings
SIGNATURE
POWER OF ATTORNEY
INDEX TO EXHIBITS
EXHIBIT 4.1
EXHIBIT 4.2
EXHIBIT 4.3
EXHIBIT 4.4
EXHIBIT 4.5
EXHIBIT 5.1
EXHIBIT 23.2

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s public reference room at Judiciary Plaza Building, 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an Internet site at http://www.sec.gov where certain information regarding issuers (including Identix) may be found.

     We filed with the SEC a Registration Statement on Form S-4 (together with all amendments, supplements, exhibits and schedules thereto, including this Post-Effective Amendment No. 1 on Form S-3, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Identix Common Stock issuable upon exercise of Warrants offered hereby. This prospectus does not contain all the information set forth in the Registration Statement, as certain items are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to Identix, Visionics, Identix Common Stock and the Warrants, reference is made to the Registration Statement. Statements contained herein regarding the contents of any agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such agreement or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. You can get a copy of the Registration Statement from the SEC at the address listed above or from its Internet site.

     You should rely only on the information contained, or incorporated by reference, in this prospectus or the registration statement. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of Identix Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

RISK FACTORS

You should consider carefully the following risk factors, along with the other information contained or incorporated by reference in this prospectus, in deciding whether to invest in our shares. These factors, among others, may cause actual results, events or performance to differ materially from those expressed in any forward-looking statements we make in this prospectus.

Our business will not grow unless the market for biometric solutions expands both domestically and internationally.

Our product revenues and a portion of our service revenues are derived from the sale of biometric products and services. Biometric solutions have not gained widespread commercial acceptance. We cannot accurately predict the future growth rate, if any, or the ultimate size of the biometric technology market. The expansion of the market for our products and services depends on a number of factors including without limitation:

•	the cost, performance and reliability of our products and services and the products and services of competitors;

•	customers’ perception of the perceived benefit of biometric solutions;

•	public perceptions of the intrusiveness of these solutions and the manner in which firms are using the fingerprint information collected;

•	public perceptions regarding the confidentiality of private information;

•	customers’ satisfaction with our products and services; and

•	marketing efforts and publicity regarding these products and services.

Certain groups have publicly objected to the use of biometric products for some applications on civil liberties grounds and legislation has been proposed to regulate the use of biometric security products. From time to time, biometrics technologies have been the focus of organizations and individuals seeking to curtail or eliminate such technologies on the grounds that they may be used to diminish personal privacy rights. In the event that such initiatives result in restrictive legislation, the market for biometric solutions may be adversely affected. Even if biometric solutions gain wide market acceptance, our products and services may not adequately address the market requirements and may not gain wide market acceptance.

We face intense competition from other biometric solution providers as well as identification and security systems providers.

A significant number of established and startup companies have developed or are developing and marketing software and hardware for fingerprint biometric security applications that currently compete or will compete directly with those products designed, developed and sold under our line of products known as our “Security” products. Some of these companies have developed or are developing and marketing semiconductor or optically based direct contact fingerprint image capture devices. Other companies have developed or are developing and marketing other methods of biometric identification such as retinal blood vessel or iris pattern, hand geometry, voice and facial structure. If one or more of these technologies or approaches were widely adopted, it would significantly reduce the potential market for our products. Our Security products also compete with non-biometric technologies such as certificate authorities, and traditional key, card, surveillance systems and passwords. Many competitors offering products that are competitive with our Security products and services have significantly more cash and resources than we do. The biometric security market is a rapidly evolving and intensely competitive market, and we believe that additional competitors may yet enter the market and become significant long-term competitors.

The products designed, developed and sold under our line of products known as our “Imaging” products also face intense competition from a number of competitors who are actively engaged in developing and marketing live scan products, including Heinemann Biometric Systems GmbH, Sagem Morpho, Inc., Printrak, a wholly-owned subsidiary of Motorola, Inc., and CrossMatch Technologies, Inc.

We expect competition to increase and intensify in the near term in the biometrics markets. Companies competing with us may introduce products that are competitively priced, that have increased performance or functionality or that incorporate technological advances not yet developed or implemented by us. Some present and potential competitors have financial, marketing, research, and manufacturing resources substantially greater than ours.

In order to compete effectively in this environment, we must continually develop and market new and enhanced products at competitive prices and must have the resources available to invest in significant research and development activities. The failure to do so could have a material adverse effect on our business operations, financial results and stock price.

Integration of our business and Visionics Corporation’s business following our merger may be difficult to achieve, which may adversely affect operations.

Our merger with Visionics Corporation (“Visionics”), which was completed in June 2002, continues to present risks related to the integration and management of technology, operations and personnel of two companies. The integration of the businesses of the two companies is a complex, time-consuming and expensive process and may disrupt our business if not completed in a timely and efficient manner. We operate with Visionics as a combined organization utilizing common information and communications systems, operating procedures, financial controls and human resources practices.

We may encounter substantial difficulties, costs and delays involved in integrating the companies’ operations, including:

•	potential conflicts between business cultures;

•	adverse changes in business focus perceived by third-party constituencies;

•	potential conflicts in distribution, marketing or other important relationships;

•	inability to implement uniform standards, controls, procedures and policies;

•	integration of the research and development and product development efforts; and

•	loss of key employees and/or the diversion of management’s attention from other ongoing business concerns.

In addition, prior to the merger, Visionics was co-headquartered in New Jersey and Minnesota, with offices in five locations, and we were headquartered in Northern California, with offices in nine locations. After the merger, we moved our headquarters to Minnesota. The geographic distances and the consolidation of operations increase the risk that the integration will not be completed successfully or in a timely and cost-effective manner. We may not be successful in overcoming these risks or any other problems encountered in connection with the integration of the companies.

The substantial costs of the merger and the manner of accounting for the merger may affect Identix’ reported results of operations.

Approximately $25 million of costs are expected to be incurred by Visionics and us in connection with the merger. Such amount includes costs associated with combining the businesses of the two companies, including integration and restructuring costs, costs associated with the consolidation of operations and the fees of financial advisors, attorneys and accountants. A significant portion of these costs will be charged to expense in the period incurred, reducing our earnings or increasing our loss for such period. The remaining costs, consisting primarily of fees and expenses paid to financial advisors, attorneys and accountants, will be a component of the purchase price and capitalized as an element of goodwill. Goodwill is required to be tested for impairment at least annually and we will be required to record a charge to earnings in the period any impairment of goodwill is determined. There is a risk that the management of the combined company will not be able to effectively control the costs associated with the integration of the two companies or that such costs may be higher than anticipated. The failure to manage such integration costs effectively could have a material adverse effect on the business operations, financial results and stock price of the combined company.

The market price of our common stock could decline.

The market price of our common stock could decline if:

•	our integration with Visionics is unsuccessful;

•	the combined company is unable to successfully market our products and services to Visionics’ customers or Visionics’ products and services to our customers;

•	the combined company does not achieve the perceived benefits of the merger as rapidly as, or to the extent, anticipated by financial or industry analysts, or such analysts do not perceive the same benefits to the merger as do we and Visionics; or

•	the effect of the merger on our financial results is not consistent with the expectations of financial or industry analysts.

The terrorist attacks of September 11, 2001 have increased financial expectations that may not materialize.

The September 11, 2001 terrorist attacks may have created an increase in awareness for biometric security solutions generally. However, it is uncertain whether the actual level of demand for our biometric products and services will result from such increased awareness. Increased demand may not result in an actual increase in our product or services revenues. In addition, it is uncertain which security solutions, if any, will be adopted as a result of the terrorism and whether our products will be a part of those solutions. Should our products be considered or adopted as solutions to the terrorism, the level and timeliness of available funding are unclear. These factors may adversely impact us and create unpredictability in revenues and operating results.

We may need to raise additional equity or debt financing in the future.

While we believe that cash flows from operations, together with existing working capital and available lines of credit, may be adequate to fund our current cash requirements, we may need to raise additional debt or equity financing in the future. We may not be able to obtain additional debt or equity financing. If successful in raising additional financing, we may not be able to do so on terms that are not excessively dilutive to existing stockholders or less costly than existing sources of financing. Failure to secure additional financing in a timely manner and on favorable terms in the future could have a material adverse impact on our financial performance and stock price and require us to implement certain cost reduction initiatives and curtail certain of our operations.

Future growth depends in part on the success of itrust, a relatively new business activity with little operating history.

Our future growth may depend on the success of itrust, which was formed in July 2000 and has a limited operating history. itrust’s success will depend on many factors, including, but not limited to:

•	our ability to form additional collaborative partnerships that will contribute technical and commercial value to itrust;

•	the demand for our Security products and itrust products and services;

•	our ability to successfully and rapidly manufacture, disseminate and deploy biometric enabled products and services;

•	the ability and willingness of our collaborative partners to successfully and rapidly promote, manufacture, disseminate and deploy biometric enabled products services;

•	the levels of competition in the space for Internet and wireless web security services;

•	the perceived need for secure communications and commerce in such markets;

•	our ability to successfully introduce new products and services; and

•	our ability to expand its operations and attract, integrate, retain and motivate qualified sales, marketing, and research and development personnel.

A significant number of established and startup companies have developed or are developing and marketing security and/or authentication solutions that currently compete or will compete directly with itrust’s solutions. Some of these companies have significantly more cash and resources than we do, and may currently offer a broader or more robust range of solutions than those currently available through the itrust offering. The wired and wireless security and authentication marketplace is a rapidly evolving and intensely competitive market and we believe that additional competitors may yet enter the market and become significant long-term competitors.

We have experienced net losses in the last two fiscal years and expect additional losses in the future. itrust is not expected to contribute significant revenues or positive cash flows in the foreseeable future. At the same time, however, we will incur significant costs in the design, development, manufacture, sale and deployment of itrust products and services and in the execution of itrust’s business plan. In part because of the significant investment we will make in itrust, we expect to incur substantial additional losses and negative cash flows from it in the foreseeable future.

We face substantial competition from professional service providers of all sizes in the government marketplace.

Our wholly-owned subsidiary, Identix Public Sector, Inc. (“IPS”) is increasingly being required to bid on firm fixed price and similar contracts that result in greater performance risk to IPS. If IPS is not able to maintain a competitive cost structure, support specialized market niches, retain highly qualified personnel or align with technology leaders, we may lose our ability to compete successfully in the services business.

The biometrics industry is characterized by rapid technological change and evolving industry standards, which could render existing products obsolete.

Our future success will depend upon our ability to develop and introduce a variety of new products and services and enhancements to these new product and services in order to address the changing and sophisticated needs of the marketplace. Frequently, technical development programs in the biometric industry require assessments to be made of the future directions of technology and technology markets generally, which are inherently risky and difficult to predict. Delays in introducing new products, services and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products and services at competitive prices may cause customers to forego purchases of our products and services and purchase those of our competitors.

Continued participation by us in the market for live scan systems that are linked to forensic quality databases under the jurisdiction of governmental agencies may require the investment of our resources in upgrading our products and technology for us to compete and to meet regulatory and statutory standards. We may not have adequate resources available to us or may not adequately keep pace with appropriate requirements in order to effectively compete in the marketplace.

Our financial and operating results often vary significantly from quarter to quarter and may be negatively affected by a number of factors.

Our financial and operating results may fluctuate from quarter to quarter because of the following reasons:

•	reduced demand for products and services caused by competitors;

•	price reductions, new competitors, or the introduction of enhanced products or services from new or existing competitors;

•	changes in the mix of products and services we or our distributors sell;

•	cancellations, delays or contract amendments by government agency customers;

•	the lack of availability of government funds;

•	unforeseen legal expenses, including litigation costs;

•	expenses related to acquisitions;

•	other one-time financial charges;

•	the lack of availability or increase in cost of key components and subassemblies; and

•	the inability to successfully manufacture in volume certain of our products that may contain complex designs and components.

Particularly important is the need to invest in planned technical development programs to maintain and enhance our competitiveness, and to develop and launch new products and services. Improving the manageability and likelihood of success of such programs requires the development of budgets, plans and schedules for the execution of these programs and the adherence to such budgets, plans and schedules. The majority of such program costs are payroll and related staff expenses, and secondarily materials, subcontractors and promotional expenses. These costs are very difficult to adjust in response to short-term fluctuations in our revenues, compounding the difficulty of achieving profitability in the event of a revenue downturn.

Our lengthy and variable sales cycle will make it difficult to predict operating results.

Certain of our Imaging products often have a lengthy sales cycle while the customer evaluates and receives approvals for purchase. If, after expending significant funds and effort, we fail to receive an order, a negative impact on our financial results and stock price could result.

It is difficult to predict accurately the sales cycle of any large order for any of our products. If we do not ship one or more large orders as forecast for a fiscal quarter, our total revenues and operating results for that quarter could be materially and adversely affected.

The substantial lead-time required for ordering parts and materials may lead to excess or insufficient inventory.

The lead-time for ordering parts and materials and building our Security or Imaging products can be many months. As a result, we must order parts and materials and build our products based on forecasted demand. If demand for our products lags significantly behind our forecasts, we may produce more products than we can sell, which can result in cash flow problems and write-offs or write-downs of obsolete inventory.

We derive a majority of our services revenue from government contracts, which are often non-standard, involve competitive bidding, may be subject to cancellation without penalty and may produce volatility in earnings and revenue.

Our performance in any one reporting period is not necessarily indicative of sale trends or future operating or earnings performance because of our reliance on a small number of large customers, the majority of which are government agencies. Government contracts frequently include provisions that are not standard in private commercial transactions. For example, government contracts may include bonding requirements and provisions permitting the purchasing agency to cancel the contract without penalty in certain circumstances. As public agencies, our prospective customers are also subject to public agency contract requirements that vary from jurisdiction to jurisdiction. Some of these requirements may be onerous or impossible to satisfy.

In addition, public agency contracts are frequently awarded only after formal competitive bidding processes, which have been and may continue to be protracted, and typically impose provisions that permit cancellation in the event that funds are unavailable to the public agency. There is a risk that we may not be awarded any of the competitive bidding processes, which have been and may continue to be protracted, and typically impose provisions that permit cancellation in the event that funds are unavailable to the public agency. Furthermore, unsuccessful bidders for public agency contracts are provided the opportunity to formally protest certain contact awards through various agency, administrative and judicial channels. The protest process may delay a successful bidder’s contract performance for a number of weeks, months or more, or cancel the contract award entirely. Although we have not previously experienced a substantial number of contract delays or cancellations due to protest initiated by losing bidders, there is a risk that we may not be awarded contracts for which we bid or, if awarded, that substantial delays or cancellation of purchases may follow as a result of such protests. In addition, local government agency contracts may be contingent upon availability of matching funds from federal or state entities. Also, law enforcement and other government agencies are subject to political, budgetary, purchasing and delivery constraints which may continue to result in quarterly and annual revenues and operating results that may be irregular and difficult to predict. Such revenue volatility makes management of inventory levels, cash flow and profitability inherently difficult. In addition, in the event we are successful in winning such procurements, there may be unevenness in shipping schedules, as well as potential delays and schedule changes in the timing of deliveries and recognition of revenue, or cancellation of such procurements.

For the year ended June 30, 2002, we derived approximately 83%, of our services revenue from prime and sub contracts relating to the Department of Defense and other U.S. Government agencies. The loss of a material government contract due to budget cuts or otherwise could have a severe negative impact on our financial results and stock price.

For the year ended June 30, 2002, we derived approximately 91% of our services revenue from time-and-materials contracts and firm-fixed-price contracts. We assume certain performance risk on these contracts. If we fail to estimate accurately ultimate costs or to control costs during performance of the work, our profit margins may be reduced and we may suffer losses. In addition, revenues generated from government contracts are subject to audit and subsequent adjustment by negotiation with representatives of the government agencies. The Defense Contract Audit Agency is currently auditing IPS for the periods from July 1, 1997 to June 30, 2000. While we believe that the results of such audit will have no material effect on our profits, if made, such adjustments may have a material adverse effect on our business, financial condition and results of operations.

Our results of operations may be harmed by governmental credit, funding and other policies.

We extend substantial credit to federal, state and local governments in connection with sales of our products and services. Sales to sizeable customers requiring large and sophisticated networks of fingerprint recognition and live scan systems and peripheral equipment often include technical requirements which may not be fully known at the time requirements are specified by the customer. In addition, contracts may specify performance criteria that must be satisfied before the customer accepts the products and services. Collection of accounts receivable may be dependent on completion of customer requirements, which may be unpredictable, subject to change by the customer, and not fully understood at the time of acceptance of the order, and may involve investment of additional resources. These investments of additional resources are accrued when amounts can be estimated but may be uncompensated and negatively affect profit margins and our liquidity.

Furthermore, in many instances, customer procurements are dependent on the availability or continued availability of state or federal government grants and general tax funding. Such funding may be subject to termination at any time at the sole discretion of the government body providing or receiving such funds.

Additionally, without regard to termination of funding, government agencies both domestically and internationally may successfully assert the right to terminate business or funding relationships with us at their sole discretion without adequate or any compensation or recourse for us.

We rely in part upon original equipment manufactures (“OEMs”) and distribution partners to distribute our products, and we may be adversely affected if those parties do not actively promote our products or pursue installations that use our equipment.

A significant portion of our product revenues comes from sales to partners including OEMS, systems integrators, distributors and resellers. Some, but not all, of these relationships are formalized in written agreements. Even where these relationships are formalized in written agreements, the agreements are often terminable with little or no notice and subject to periodic amendment. We cannot control the amount and timing of resources that our partners devote to activities on our behalf.

We intend to continue to seek strategic relationships to distribute, license and sell certain of our products. We, however, may not be able to negotiate acceptable relationships in the future and cannot predict whether current or future relationships will be successful.

We rely heavily on products and services provided by International Technology Concepts, Inc. (“IT Concepts”).

Both our Imaging and Security divisions purchase certain complete biometric security and imaging products, components of products and research, development and engineering services related to the development of products from IT Concepts. IT Concepts is also contributing to the development of certain of itrust’s solutions. In turn, IT Concepts subcontracts portions of its development work to an affiliate in Russia and brings in a portion of its engineering and personnel resources from Russia under applicable immigration laws. In recent years competition for a limited number of available visas for foreign high-technology workers and/or consultants has intensified as more U.S. companies have chosen to look abroad for supplemental research, development and engineering resources.

If we were to lose IT Concepts as a supplier of products and engineering services, or if IT Concepts were prohibited or restricted from bringing in a portion of its engineering requirements or resources, because of lack of availability of applicable immigration visas or otherwise, we would be required to find alternative suppliers of products and services or hire additional engineering personnel to provide the services. This could require us to incur significant additional research and development costs and delay shipment of products to customers and the development of new technology and products. There is a risk that we would not be able to find such personnel or suppliers at a reasonable cost, or at all. Any delay in product development or shipment could have a material adverse effect on our business, operations, financial results and stock price. Identix is a party to a series of agreements with IT Concepts governing IT Concepts’ supply of research, development and engineering services to Identix. Identix relies in part on these agreements to protect its ownership, and the confidentiality of Identix’ proprietary technology, trade secrets and other intellectual property rights developed under the agreements. There is a risk that these agreements may be inadequate to protect Identix, or that such agreements may be breached, and that the remedies available to Identix may not be adequate.

Loss of sole or limited source suppliers may result in delays or additional expenses.

We obtain certain components and complete products from a single source or a limited group of suppliers. We do not have long-term agreements with any of our suppliers. We will experience significant delays in manufacturing and shipping of products to customers if we lose these sources or if supplies from these sources are delayed.

As a result, we may be required to incur additional development, manufacturing and other costs to establish alternative sources of supply. It may take several months to locate alternative suppliers, if required, or to re-tool our products to accommodate components from different suppliers. We cannot predict if we will be able to obtain replacement components within the time frames we require at an affordable cost, or at all. Any delays resulting from suppliers failing to deliver components or products on a timely basis in sufficient quantities and of sufficient quality or any significant increase in the price of components from existing or alternative suppliers could have a severe negative impact on our financial results and stock price.

The success of our strategic plan to pursue sales in international markets may be limited by risks related to conditions in such markets.

For the year ended June 30, 2002, we derived approximately 13% of our product revenues from international sales. We currently have a local presence in the United Kingdom.

There is a risk that we may not be able to successfully market, sell and deliver our products in foreign countries, or successfully rely on supplemental offshore research and development resources.

Risks inherent in marketing, selling and delivering products in foreign and international markets, include those associated with:

•	regional economic conditions;

•	delays in or prohibitions on exporting products resulting from export restrictions for certain products and technologies, including “crime control” products and encryption technology;

•	loss of, or delays in importing products, services and intellectual property developed abroad, resulting from unstable or fluctuating social, political or governmental conditions;

•	fluctuations in foreign currencies and the U.S. dollar;

•	loss of revenue, property (including intellectual property) and equipment from expropriation, nationalization, war, insurrection, terrorism, criminal acts and other political and social risks;

•	the overlap of different tax structures;

•	seasonal reductions in business activity;

•	risks of increases in taxes and other government fees; and

•	involuntary renegotiations of contracts with foreign governments.

In addition, foreign laws treat the protection of proprietary rights differently from laws in the United States and may not protect our proprietary rights to the same extent as U.S. laws. The failure of foreign laws or judicial systems to adequately protect our proprietary rights or intellectual property, including intellectual property developed on our behalf by foreign contractors or subcontractors may have a material adverse effect on our business, operations, financial results and stock price.

One stockholder owns a significant portion of our stock and may delay or prevent a change in control or adversely affect the stock price through sales in the open market.

As of June 30, 2002, State of Wisconsin Investment Board owned approximately 9.2% of the Company’s outstanding common stock. The concentration of large percentages of ownership in any single stockholder may delay or prevent change in control of the Company. Additionally, the sale of a significant number of our shares in the open market by a single stockholder or otherwise could adversely affect our stock price.

We may be subject to loss in market share and market acceptance as a result of manufacturing errors, delays or shortages.

Performance failure in our products or certain of our services may cause loss of market share, delay in or loss of market acceptance, additional warranty expense or product recall, or other contractual liabilities. The complexity of certain of our fingerprint readers makes the manufacturing and assembly process of such products, especially in volume, complex. This may in turn lead to delays or shortages in the availability of certain products, or, in some cases, the unavailability of certain products. The negative effects of any delay or failure could be exacerbated if the delay or failure occurs in products or services (such as itrust services) that provide personal security, secure sensitive computer data, authorize significant financial transactions or perform other functions where a security breach could have significant consequences.

If a product or service launch is delayed or is the subject of an availability shortage because of problems with our ability to manufacture or assemble the product or service successfully on a timely basis, or if a product or service otherwise fails to meet performance criteria, we may lose revenue opportunities entirely and/or experience delays in revenue recognition associated with a product or service in addition to incurring higher operating expenses during the period required to correct the defects. There is a risk that for unforeseen reasons we may be required to repair or replace a substantial number of products in use or to reimburse customers for products that fail to work or meet strict performance criteria. We carry product liability insurance, but existing coverage may not be adequate to cover potential claims.

We may be subject to repair, replacement, reimbursement and liability claims as a result of products that fail to work or to meet applicable performance criteria.

There is a risk that for unforeseen reasons we may be required to repair or replace a substantial number of products in use or to reimburse customers for products that fail to work or meet strict performance criteria. We attempt to limit remedies for product or service failure to the repair or replacement of malfunctioning or noncompliant products or services, and also attempt to exclude or minimize exposure to product and related liabilities by including in our standard agreements warranty disclaimers and disclaimers for consequential and related damages as well as limitations on our aggregate liability. From time to time, in certain complex sale or licensing transactions, we may negotiate liability provisions that vary from such standard forms. There is a risk that our contractual provisions may not adequately minimize our product and related liabilities or that such provisions may be unenforceable. We carry product liability insurance, but existing coverage may not be adequate to cover potential claims.

Failure by us to maintain the proprietary nature of our technology, intellectual property and manufacturing processes could have a material adverse effect on our business, operating results, financial condition and stock price and on our ability to compete effectively.

We principally rely upon patent, trademark, copyright, trade secret and contract law to establish and protect our proprietary rights. There is a risk that claims allowed on any patents or trademarks we hold may not be broad enough to protect our technology. In addition, our patents or trademarks may be challenged, invalidated or circumvented and we cannot be certain that the rights granted thereunder will provide competitive advantages to us. Moreover, any current or future issued or licensed patents, or trademarks, or currently existing or future developed trade secrets or know-how may not afford sufficient protection against competitors with similar technologies or processes, and the possibility exists that certain of our already issued patents or trademarks may infringe upon third party patents or trademarks or be designed around by others. In addition, there is a risk that others may independently develop proprietary technologies and processes, which are the same as, substantially equivalent or superior to ours, or become available in the market at a lower price.

There is a risk that we have infringed or in the future will infringe patents or trademarks owned by others, that we will need to acquire licenses under patents or trademarks belonging to others for technology potentially useful or necessary to us, and that licenses will not be available to us on acceptable terms, if at all.

We may have to litigate to enforce our patents or trademarks or to determine the scope and validity of other parties’ proprietary rights. Litigation could be very costly and divert management’s attention. An adverse outcome in any litigation may have a severe negative impact on our financial results and stock price. To determine the priority of inventions, we may have to participate in interference proceedings declared by the United States Patent and Trademark Office or oppositions in foreign patent and trademark offices, which could result in substantial cost to the Company and limitations on the scope or validity of our patents or trademarks.

We also rely on trade secrets and proprietary know-how, which we seek to protect by confidentiality agreements with our employees, consultants, service providers and third parties. There is a risk that these agreements may be breached, and that the remedies available to us may not be adequate. In addition, our trade secrets and proprietary know-how may otherwise become known to or be independently discovered by others.

If we fail to adequately manage the size of our business, it could have a severe negative impact on our financial results or stock price.

Our management believes that in order to be successful we must appropriately manage the size of our business. This may mean reducing costs and overhead in certain economic periods, and selectively growing in periods of economic expansion. In addition, we will be required to implement operational, financial and management information procedures and controls that are efficient and appropriate for the size and scope of our operations. The management skills and systems currently in place may not be adequate and we may not be able to manage any significant reductions or growth effectively.

Acquisitions of companies or technologies may result in disruptions to our business.

As part of our business strategy, we may acquire assets and businesses principally relating to or complementary to our current operations. We merged with Visionics in fiscal 2002, and we acquired Identicator Technology, Inc. (“Identicator Technology”) in fiscal 1999, one company in fiscal 1998 and two companies in fiscal 1996. These and any other acquisitions and/or mergers by Identix are and will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

•	exposure to unknown liabilities of acquired companies;

•	higher than anticipated acquisition costs and expenses;

•	effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•	the difficulty and expense of assimilating the operations and personnel of the companies;

•	disruption of our ongoing business;

•	diversion of management time and attention;

•	failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•	the maintenance of uniform standards, controls, procedures and policies;

•	loss of key employees and customers as a result of changes in management;

•	the incurrence of amortization expenses; and

•	possible dilution to our stockholders.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions.

If we fail to attract and retain qualified senior executive and key technical personnel, our business will not be able to expand.

We are dependent on the continued availability of the services of our employees, many of whom are individually key to our future success, and the availability of new employees to implement our business plans. The market for skilled employees is highly competitive, especially for employees in technical fields. Although our compensation programs are intended to attract and retain the employees required for us to be successful, there can be no assurance that we will be able to retain the services of all of the key employees or a sufficient number to execute our plans, nor can there be any assurances that we will be able to continue to attract new employees as required.

Our personnel may voluntarily terminate their relationship with us at any time, and competition for qualified personnel, especially engineers, is intense. The process of locating additional personnel with the combination of skills and attributes required to carry out our strategy could be lengthy, costly and disruptive.

If we lose the services of key personnel, or fail to replace the services of key personnel who depart, we could experience a severe negative impact on our financial results and stock price. In addition, there is intense competition for highly qualified engineering and marketing personnel in the locations where we principally operate. The loss of the services of any key engineering, marketing or other personnel or our failure to attract, integrate, motivate and retain additional key employees could have a material adverse effect on our business, operating and financial results and stock price.

FORWARD-LOOKING INFORMATION

     Statements made in this prospectus or in the documents incorporated by reference herein that are not statements of historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. A number of risks and uncertainties, including those discussed under the caption “Risk Factors” above and the documents incorporated by reference herein could affect such forward-looking statements and could cause actual results to differ materially from the statements made.

SUPPLEMENTAL INFORMATION ON THE COMPANY’S
ADOPTION OF SFAS NO. 142, “GOODWILL AND OTHER INTANGIBLE ASSETS”

Effective July 1, 2001, the Company adopted the Financial Accounting Standards Board No. 142, or SFAS No. 142, Goodwill and Other Intangible Assets. The adoption of SFAS No. 142 resulted in a reduction of goodwill amortization expense during fiscal 2002 of approximately $599,000 per quarter. This reduction represents the amount of amortization of goodwill that, in accordance with SFAS No. 142, is no longer subject to amortization. Goodwill is no longer subject to amortization, but is instead subject to periodic (at minimum, on an annual basis) impairment testing. Intangible assets that have finite useful lives will continue to be amortized over their respective useful lives. The goodwill test for impairment consists of a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any.

The Company’s goodwill balance of $22,645,000 at July 1, 2001 arose from its April 1999 acquisition of Identicator Technologies, Inc. The goodwill has been assigned to the Company’s Security reporting unit, which is also a reportable segment. In December 2001, the Company completed the transitional goodwill impairment testing required by SFAS No. 142 and determined that goodwill is not impaired. The fair value of the Security segment was estimated using the expected present values of future cash flows.

A reconciliation of previously reported net loss and net loss per share, for each of the three years in the period ended June 30, 2001, to the amounts adjusted for the exclusion of goodwill amortization is as follows:

	Fiscal Year Ended June 30,

	2001	2000	1999

Reported net loss	$(29,598,000)	$(13,386,000)	$(13,419,000)
Add: Goodwill amortization	2,329,000	2,726,000	94,000

Adjusted net loss	$(27,269,000)	$(10,660,000)	$(13,325,000)

Basic and diluted net loss per share:
Reported net loss	$(0.88)	$(0.43)	$(0.52)
Goodwill amortization	0.07	0.09	0.01

Adjusted net loss	$(0.81)	$(0.34)	$(0.51)

Weighted average common shares used in basic and diluted loss per share computation	33,807,000	31,441,000	25,932,000

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate” into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus, which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares.

SEC Filing	Period/Filing Date

Annual Report on Form 10-K	Year ended June 30, 2001

Quarterly Report on Form 10-Q	Quarters ended September 30, 2001 December 31, 2001 March 31, 2002

Current Report on Form 8-K	October 18, 2001 December 4, 2001 February 26, 2002 March 7, 2002 June 27, 2002

Description of Common Stock contained in Registration Statement on Form 8-A	December 4, 1992, as amended on December 24, 1992

You may request a copy of these documents, at no cost, by calling (952) 932-0888 or writing to:

Identix Incorporated
5600 Rowland Road
Minnetonka, MN 55343
Attention: Investor Relations Department

DESCRIPTION OF WARRANTS

     Pursuant to the Merger Agreement, Identix assumed all warrants of Visionics outstanding immediately prior to the Merger, and such Warrants automatically became exercisable to purchase Identix Common Stock at an exercise ratio of 1.3436 per share. This prospectus relates to certain of those Warrants, to purchase up to 433,671 shares of Identix Common Stock:

•	Warrants to purchase 202,602 shares of common stock with an exercise price of $1.24 and an expiration date of January 8, 2004;

•	Warrants to purchase 6,718 shares of common stock with an exercise price of $1.25 and an expiration date of January 8, 2004;

•	Warrants to purchase 56,933 shares of common stock with an exercise price of $4.22 and an expiration date of June 28, 2006;

•	Warrants to purchase 64,406 shares of common stock with an exercise price of $5.06 and an expiration date of June 28, 2006;

•	Warrants to purchase 21,005 shares of common stock with an exercise price of $5.82 and an expiration date of June 28, 2006;

•	Warrants to purchase 48,417 shares of common stock with an exercise price of $12.55 and an expiration date of October 11, 2006; and

•	Warrants to purchase 33,590 shares of common stock with an exercise price of $9.83 and an expiration date of October 24, 2006.

SELLING STOCKHOLDERS

     We are registering for resale shares of Identix Common Stock issuable upon exercise of the Warrants held by the stockholders identified below. The following table sets forth the names of the selling stockholders, the number of shares of Identix Common Stock owned beneficially by the selling stockholders as of July 31, 2002 and the number of shares that may be offered pursuant to this prospectus.

     This table is prepared based on information supplied to us by the selling stockholders and Visionics and assumes the sale of all of the resale shares. The number of shares beneficially owned by each selling stockholder is determined under rules promulgated by the SEC, and is not necessarily indicative of beneficial ownership for any other purpose.

     We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the stockholders listed below.

     The applicable percentages of ownership listed below are based on 84,653,000 shares of Identix Common Stock outstanding as of July 31, 2002.

	Common Stock		Common	Common Stock
	Beneficially Owned		Stock to be	Beneficially Owned
	Prior to Offering		Offered	After Offering(1)

Holder	Number	Percent		Number	Percent

Industricorp, Inc. FBO Twin City Carpenters Pension Plan Perkins Capital Management, Inc. 730 East Lake Street Wayzata, MN 55391	262,852	0.3%	114,631	148,221	0.2%

Miller, Johnson Steichen & Kinnard, Incorporated 5500 Wayzata Boulevard 8th Floor, Suite 800 Minneapolis, MN 55416	6,718	0.0	6,718	0	0.0

Morgan Keegan & Company, Inc. 50 North Front Street, 15th Floor Memphis, TN 38103	69,422	0.0	69,422	0	0.0

USB Piper Jaffray as Custodian FBO Daniel S. Perkins IRA Perkins Capital Management, Inc. 730 East Lake Street Wayzata, MN 55391	20,260	0.0	20,260	0	0.0

Daniel S. and Patrice M. Perkins Perkins Capital Management, Inc. 730 East Lake Street Wayzata, MN 55391	37,368	0.0	7,473	29,895	0.0

	Common Stock		Common	Common Stock
	Beneficially Owned		Stock to be	Beneficially Owned
	Prior to Offering		Offered	After Offering(1)

Holder	Number	Percent		Number	Percent

USB Piper Jaffray as Custodian FBO Patrice M. Perkins IRA Perkins Capital Management, Inc. 730 East Lake Street Wayzata, MN 55391	20,260	0.0	20,260	0	0.0

Thomas Pierce 7134 Excelsior Way St. Louis Park, MN 55426	33,590	0.0	33,590	0	0.0

Pyramid Partners, L.P. Perkins Capital Management, Inc. 730 East Lake Street Wayzata, MN 55391	249,416	0.3	114,631	134,785	0.2

Richard W. Perkins Trustee U/A Dated 6/14/78 FBO Richard W. Perkins Perkins Capital Management, Inc. 730 East Lake Street Wayzata, MN 55391	50,384	0.0	16,794	33,590	0.0

USB Piper Jaffray as Custodian FBO David H. Potter IRA 800 Nicollet Mall Minneapolis, MN 55402-3804	44,841	0.0	14,946	29,895	0.0

USB Piper Jaffray as Custodian FBO James G. Peters IRA 800 Nicollet Mall Minneapolis, MN 55402-3804	44,841	0.0	14,946	29,895	0.0

TOTALS	839,952	1.0%	433,671	406,281	0.5%

(1)	Assumes all the shares registered hereof are sold by the selling stockholders.

PLAN OF DISTRIBUTION

     The selling stockholders may offer their shares at various times in one or more of the following transactions:

•	on Nasdaq (or any other exchange on which the shares may be listed);

•	in the over-the-counter market;

•	in negotiated transactions other than on such exchanges, which may include long or short sales;

•	in a combination of any of the above transactions, or by any other legally-available means.

     The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may use broker-dealers to sell their shares. The broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares. The selling stockholders may also enter into hedging transactions with broker-dealers who may make short sales of common stock in the course of hedging any position they assume with the selling stockholders. The selling stockholders may enter into option or other transactions with broker dealers that require the delivery by such broker-dealers of the shares of common stock, which common stock may be later resold pursuant to this prospectus.

     Under certain circumstances the selling stockholders and any broker-dealers that participate in the distribution may be deemed to be “underwriters” within the meaning of the Securities Act. Any commissions received by such broker dealers and any profits realized on the resale of shares by them may be considered underwriting discounts and commissions under the Securities Act.

     The selling stockholders will pay all commissions, transfer taxes, and other expenses associated with the sale of securities by them. The shares offered hereby are being registered pursuant to contractual obligations of Identix, and Identix has paid the expenses of the preparation of this prospectus. We have not made any underwriting arrangements with respect to the sale of shares offered hereby.

DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of Identix consists of 200,000,000 shares of common stock, $.01 par value per share, and 2,000,000 shares of preferred stock, $.01 par value per share.

Common Stock. As of July 31, 2002 there were approximately 84,653,000 shares of our common stock outstanding held by approximately 1,200 stockholders of record. Our common stock is listed on the Nasdaq National Market under the symbol IDNX. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of Identix. Subject to any preferential rights of the preferred stock, the holders of common stock are entitled to receive dividends, when and if declared by the board of directors, out of assets legally available for the payment of dividends. In the event of any dissolution, liquidation of winding up of Identix, the holders of the common stock are entitled to receive all remaining assets of the corporation after payment of liabilities, subject to any preferential amounts distributed to the preferred stock. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock. We have 2,000,000 shares of preferred stock authorized, 234,558 of which are designated as Series A preferred stock. Our board has the authority to provide for the issuance of the preferred stock in one or more series, and by filing a certificate pursuant to Delaware corporate law, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions thereof. Our board, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power or other rights of the holders of our common stock and the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Identix.

As of July 31, 2002, there were 234,558 shares of Series A preferred stock outstanding. The Series A preferred stock is convertible into shares of our common stock on a one-to-one basis, subject to adjustment for anti- dilution. Currently, the 234,558 shares of Series A preferred stock outstanding are convertible into 235,553 shares of our common stock. Holders of the Series A preferred stock are entitled to one vote per share on all matters to be voted upon by the stockholders of Identix. The holders of Series A preferred stock are entitled liquidation preference. The Series A preferred stock is redeemable upon a change in control or sale of all or substantially all of the assets of Identix at a redemption price equal to all accrued or declared but unpaid dividends of the Series A preferred stock, plus the greater (as adjusted for any stock dividends, combinations, or splits with respect to such shares) of (x) the then current market price of each such share (i.e. the average closing price of the common stock during the ten trading days immediately prior to the change of control) or (y) $15.99 per share.

USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

LEGAL MATTERS

     Heller Ehrman White & McAuliffe LLP of Menlo Park, California, our counsel, has issued an opinion about the validity of the securities being offered.

EXPERTS

     The consolidated financial statements incorporated in this registration statement by reference to the Annual Report on Form 10-K for the year ended June 30, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the resale of the shares being registered. All amounts are estimated except the SEC Registration Fee and the Nasdaq listing application fee.

SEC Registration fee	$	N/A
Nasdaq Listing Application fee		N/A
Accounting Fees and Expenses		10,000
Legal Fees and Expenses		10,000
Miscellaneous		1,500

Total		$21,500

Item 15. Indemnification of Directors and Officers

     Pursuant to the Delaware General Corporation Law, the Registrant has included in its Certificate of Incorporation provisions regarding the limitation of liability and indemnification of officers and directors of the Registrant. Articles NINTH and TENTH of the Registrant’s Certificate of Incorporation provide as follows:

     NINTH.

     No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Any repeal or modification of this paragraph shall not adversely affect any right or protection of a director of the corporation existing at the time of the repeal or modification.

     TENTH.

A. RIGHT TO INDEMNIFICATION

     Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer, employee or agent of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than that law permitted the corporation to provide before the amendment) against all expenses, liabilities and losses including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. However, the corporation shall indemnify any such person seeking indemnity in connection with an action, suit or proceeding (or part thereof) initiated by that person only if that action, suit or proceeding (or part thereof) was authorized by the board of directors of the corporation. The rights set forth in this Article TENTH shall be contract rights and shall include the right to be paid expenses incurred in defending any such proceeding in advance of its final disposition. However, the payment of such expenses incurred by a director or officer of the corporation in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of such proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be so indemnified.

B. RIGHT OF CLAIMANT TO BRING SUIT

     If a claim under Paragraph A of this Article TENTH is not paid in full by the corporation within 90 days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim. If successful in whole or in part, the claimant shall be entitled to be paid the expense of prosecuting that claim. It shall be a defense to any such action (other than an action an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to this corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed. However, the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including its board of directors, independent legal counsel or its stockholders) to have made a determination before the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its board of directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

C. NON EXCLUSIVITY OF RIGHTS

     The rights conferred on any person by Paragraphs A and B of this Article TENTH shall not be exclusive of any other rights which such person may have or hereafter may acquire under any statute, provision of the Certificate of Incorporation, by law, agreement, vote of stockholders or of disinterested directors, or otherwise.

D. EXPENSES AS A WITNESS

     To the extent that any director, officer, employee, or agent of the corporation is by reason of such position, or a position with another entity at the request of the corporation, a witness in any action, suit or proceeding, he or she shall be indemnified and held harmless against all costs and expenses actually and reasonably incurred by him or her on his or her behalf in connection therewith.

E. INDEMNITY AGREEMENTS

     The corporation may enter into agreements with any director, officer, employee or agent of the corporation or any person who serves at the request of the corporation as a director, officer, employee, or agent of another corporation or other enterprise, providing for indemnification to the fullest extent permissible under the Delaware General Corporation Law and the corporation’s Certificate of Incorporation.

F. EFFECT OF REPEAL OR MODIFICATION

     Any repeal or modification of this Article TENTH shall not adversely affect any right of indemnification or advancement of expenses of a director or officer, employee or agent of the corporation existing at the time of such repeal or modification with respect to any action or omission occurring before the repeal or modification.

G. SEPARABILITY

     Each and every paragraph, sentence, term and provision of this Article TENTH is separate and distinct. If any paragraph, sentence, term or provision is held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of any other such paragraph, sentence, term or provision. To the extent required in order to make any such paragraph, sentence, term or provision of this Article TENTH valid or enforceable, the corporation shall, and the indemnitee or potential indemnitee may, request a court of competent jurisdiction to modify the paragraph, sentence, term or provision in order to preserve its validity and provide the broadest possible indemnification permitted by applicable law.

H. INSURANCE

     The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss of the type referred to in this Article TENTH, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under applicable law.

I. INDEMNIFICATION OF EMPLOYEES AND AGENTS OF THE CORPORATION

     The corporation may, to the extent authorized from time to time by the board of directors, grant rights to indemnification, and to the advancement of expenses to any employee or agent of the corporation to the fullest extent of the provisions of this Article with respect to the indemnification and advancement of expenses of directors and officers of the corporation.

Item 16. Exhibits

(a)  Exhibits

2.1	Agreement and Plan of Merger by and among Identix Incorporated, Viper Acquisition Corp. and Visionics Corporation dated as of February 22, 2002 (Incorporated by reference to Registrant’s Registration Statement on Form S-4 filed on March 18, 2002, File No. 333-84428)

4.1	Warrant dated June 29, 2001 between Visionics Corporation and Morgan Keegan, Inc.

4.2	Warrant dated October 11, 2001 between Visionics Corporation and Morgan Keegan & Company, Inc.

4.3	Warrant dated October 24, 2001 between Visionics Corporation and Thomas Pierce

4.4	Form of Warrant dated January 8, 1999

4.5	Form of Warrant dated June 28, 2001

5.1	Opinion of Heller, Ehrman, White & McAuliffe LLP

23.1	Consent of Heller, Ehrman, White & McAuliffe LLP (contained in opinion filed as Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers LLP, Independent Accountants

24.1	Power of Attorney (see page II-6)

Item 17. Undertakings

A. The undersigned Registrant hereby undertakes:

     (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offering herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Registrant’s Restated Certificate of Incorporation and Bylaws, and the Delaware General Corporation Law, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person for liabilities arising under the Act in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURE

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 on Form S-3 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minnetonka, State of Minnesota, on this 5th day of September, 2002.

Identix Incorporated

By:	/s/ JOSEPH J. ATICK
Joseph J. Atick President and Chief Executive Officer

POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Joseph J. Atick and Mark S. Molina his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirement of the Securities Act of 1933, this Post-Effective Amendment No. 1 on Form S-3 to the Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

Signature		Capacity	Date

/s/ JOSEPH J. ATICK Joseph J. Atick		President, Chief Executive Officer and Director	September 5, 2002

/s/ ERIK E. PRUSCH Erik E. Prusch		Chief Financial Officer (Principal Financial and Accounting Officer)	September 5, 2002

* Robert McCashin		Chairman of the Board of Directors	September 5, 2002

* Milton E. Cooper		Director	September 5, 2002

* Malcolm J. Gudis		Director	September 5, 2002

/s/ JOHN E. HAUGO John E. Haugo		Director	September 5, 2002

George Latimer		Director

John E. Lawler		Director

* Patrick H. Morton		Director	September 5, 2002

*By:	/s/ MARK S. MOLINA Mark S. Molina Attorney-in-fact

INDEX TO EXHIBITS

Exhibit No.	Description	Page

2.1	Agreement and Plan of Merger by and among Identix Incorporated, Viper Acquisition Corp. and Visionics Corporation dated as of February 22, 2002 (Incorporated by reference to Registrant’s Registration Statement on Form S-4 filed on March 18, 2002, File No. 333-84428)

4.1	Warrant dated June 29, 2001 between Visionics Corporation and Morgan Keegan, Inc.

4.2	Warrant dated October 11, 2001 between Visionics Corporation and Morgan Keegan & Company, Inc.

4.3	Warrant dated October 24, 2001 between Visionics Corporation and Thomas Pierce

4.4	Form of Warrant dated January 8, 1999

4.5	Form of Warrant dated June 28, 2001

5.1	Opinion of Heller, Ehrman, White & McAuliffe LLP

23.1	Consent of Heller, Ehrman, White & McAuliffe LLP (contained in opinion filed as Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers LLP, Independent Accountants

24.1	Power of Attorney (see page II-6)